

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail:
Emanuel Oliveira
President
Bridgewater Platforms, Inc.
78 Shorncliffe Road
Etobicoke, Ontario, Canada M8Z 5K5

> **Re: Bridgewater Platforms, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed January 21, 2015**
> **File No. 333-199582**

Dear Mr. Oliveira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated November 17, 2014. Please disclose on the cover page that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering. We note the disclosure on page 19 that Bridgewater Platforms, its directors, officers, affiliates and promoters, have not and do not intend to enter into negotiations or discussions with representatives or owners of any other businesses or companies regarding the possibility of an acquisition or merger. .

U.S. investors may not be able to enforce their civil liabilities against our company or certain of our directors, controlling persons and officers located outside of the United States, page 8

2. Please explain the reference to the United Kingdom. Please make clear throughout your registration statement where you carryout business operations.

<u>Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 21</u>

3. Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company, which applies to those securities issued prior to your beginning operations and generating revenues.   Please revise your disclosure accordingly.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.